Exhibit 3.2

S T A T E   of   D E L A W A R E

L I M I T E D   L I A B I LI T Y   C O M P A N Y

CERTIFICATE of FORMATION

•First: The name of the limited liability company is Shepherd’s Finance, LLC

•Second: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington Zip Code 19801, Newcastle County.

The name of its Registered agent at such address is The Corporation Trust Company.

•Third: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 28th day of March 2012.

By: /s/ Daniel M. Wallach

Authorized Person(s)

Name: Daniel M. Wallach, Manager

Typed or Printed